      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 29, 1996
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              PRIMARK CORPORATION
             (Exact name of registrant as specified in its charter)
                            ------------------------


           MICHIGAN                                           38-2383282
   (State or other jurisdiction of                          (I.R.S. Employer
   incorporation or organization)                           Identification No.)


                               1000 WINTER STREET
                                  SUITE 4300N
                          WALTHAM, MASSACHUSETTS 02154
                                 (617) 466-6611
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                            MICHAEL R. KARGULA, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                              PRIMARK CORPORATION
                               1000 WINTER STREET
                                  SUITE 4300N
                          WALTHAM, MASSACHUSETTS 02154
                                 (617) 466-6611
  (Name and Address, Including Zip Code, and Telephone Number, Including Area
                          Code, of Agent for Service)

                    Please send copies of communications to:
                            STANLEY H. MEADOWS, P.C.
                            MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                               CHICAGO, IL 60606
                                 (312) 372-2000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                      -------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                          ------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                   -------------

                        CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                          PROPOSED MAXIMUM  PROPOSED MAXIMUM       AMOUNT OF
          TITLE OF SHARES TO              AMOUNT TO BE   OFFERING PRICE PER AGGREGATE OFFERING    REGISTRATION
            BE REGISTERED                  REGISTERED         SHARE(1)          PRICE(1)              FEE
- ---------------------------------------------------------------------------------------------------------------
Common Stock, without par value.......      914,276            $37.50        $34,285,350.00      $11,822.53
===============================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based on the average of the high and low prices for shares of the Registrant's Common Stock on May 28, 1996 on the New York Stock Exchange.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD
     BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED MAY   , 1996

                                 914,276 SHARES

                                      [LOGO]

                                  COMMON STOCK

                            ------------------------

     This Prospectus relates to the offer and sale of 914,276 shares of Common Stock of Primark Corporation ("Primark" or the "Company") offered for sale by the Profit Sharing and Stock Ownership Plan ("PSSOP" or the "Selling Shareholder") of TASC, Inc., a wholly owned subsidiary of the Company. See "Selling Shareholder" and "Underwriting." The PSSOP, which may be deemed an affiliate of the Company, acquired 1,164,276 shares of Common Stock of Primark on May 2, 1996 when it converted all of the outstanding shares of Primark's Series A Cumulative Convertible Preferred Stock (the "Preferred Stock"). The Company will not receive any of the proceeds from the sale of such shares.

     The Common Stock is traded on the New York and Pacific Stock Exchanges under the symbol "PMK." On May 28, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $37.125 per share. See "Price Range of Common Stock."

      FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "RISK FACTORS" ON PAGE 8 OF THIS PROSPECTUS.

                            ------------------------

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
           ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                     THE CONTRARY IS A CRIMINAL OFFENSE.

==============================================================================
                                    Underwriting            Proceeds to
                     Price to       Discounts and             Selling
                     Public         Commissions(1)         Shareholder(2)
- -------------------------------------------------------------------------------
Per Share........
- -------------------------------------------------------------------------------
Total............
===============================================================================

(1) See "Underwriting."
(2) Before deducting expenses estimated at $200,000, which are payable by the Company.

                            ------------------------

     The shares are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common
Stock will be made in New York City on or about June   , 1996.

                            ------------------------

                            PAINEWEBBER INCORPORATED

                            ------------------------
                  THE DATE OF THIS PROSPECTUS IS MAY   , 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK AND PACIFIC STOCK EXCHANGES, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such reports, proxy statements and other information can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information can also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005; and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104.

     The Company has filed with the SEC a Registration Statement on Form S-3 (herein together with all exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the Common Stock being offered by this Prospectus. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed, or incorporated by reference, as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, together with exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any part of the Registration Statement may be obtained at prescribed rates from the public reference facilities of the SEC at its Washington, D.C. address.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company incorporates by reference the following documents heretofore filed with the SEC pursuant to the Exchange Act:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

          3. The Company's Current Reports on Form 8-K dated June 8, 1995, and July 3, 1995 as amended by Amendment No. 1 on Form 8-K/A dated September 11, 1995, Amendment No. 2 on Form 8-K/A dated October 26, 1995 and Amendment No. 3 on Form 8-K/A dated November 28, 1995; and

          4. The description of the Company's Common Stock set forth in the Company's Form 10 dated November 17, 1981, the Company's Form 8-A dated October 18, 1985, the Company's Form 8-A dated January 13, 1988 and the Company's Form 8-A dated June 16, 1992.

     All documents filed by the Company with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents containing information which is incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Primark Corporation, Investor Relations, 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154-1248, telephone: (617) 466-6611.

- -------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto set forth elsewhere in this Prospectus or incorporated herein by reference. "EBITDA" represents earnings before interest expense, income taxes, depreciation and amortization. Due to the high non-cash amortization expense recorded to net income, the Company presents EBITDA to provide the investor a measure of cash flows within operations. EBITDA represents supplemental information only and is not to be construed as an alternative to operating income or to cash flows from operating activities as defined by U.S. generally accepted accounting principles. All references to "pro forma 1995 revenues" and "pro forma 1995 EBITDA" mean pro forma consolidated operating revenues and pro forma earnings before interest expense, income taxes, depreciation and amortization, respectively, of the Company for the year ended December 31, 1995 assuming the Company had acquired Disclosure and its affiliates as of January 1, 1995. See "Unaudited Pro Forma Consolidated Financial Information." Certain terms referring to the Company's subsidiaries are defined on page 5 of this Prospectus.

                                  THE COMPANY

     Primark is an international company engaged principally in the information services industry, serving two primary markets, Financial Information and Applied Information Technology. The Company's Financial Information businesses consist of the operations of Datastream, Disclosure, I/B/E/S, Vestek and Worldscope. Through its Financial Information businesses, Primark develops and markets value-added database products which provide financial and economic information on established and emerging markets worldwide, as well as proprietary analytical software for the analysis and presentation of such information. Customers of the Financial Information businesses include investment managers, investment bankers, accountants, financial professionals, lawyers, professional researchers and librarians in 59 countries. The Company's Applied Information Technology activities, conducted through TASC, provide a broad spectrum of technology-based information services and products primarily to U.S. government agencies involved in national security and intelligence related activities. TASC also serves the weather information market through its subsidiary, WSI, and has a growing commercial business, including initiatives in document management, environmental surveillance, aviation systems and multi-media markets. The Company also conducts contract maintenance services on commercial aircraft through TIMCO and leasing of underground gas storage fields through PSLC. Primark is a global business with pro forma 1995 revenues and pro forma 1995 EBITDA of $668.6 million and $105.3 million, respectively. International revenues represented approximately 20.0% of the Company's pro forma 1995 revenues.

     Commencing with Primark's acquisition of TASC in 1991, the Company embarked on a strategy of combining information technology expertise with proprietary data content to serve the increasing information requirements of its customers with value-added products. The Company focused its strategy on the financial information market through its acquisitions of Datastream in 1992 and Vestek in 1994, while divesting certain of its non-core operations. Primark significantly expanded its domestic presence in financial information content services through the June 1995 acquisition of Disclosure and its subsidiary, I/B/E/S. As a result of this strategic transition and internal growth, the global Financial Information businesses accounted for 35.3% of Primark's pro forma 1995 revenues and 60.3% of pro forma 1995 EBITDA. Primark intends to continue its expansion in financial information and other data content businesses through internal growth and acquisitions, as well as to seek opportunities to divest non-core businesses. The Company from time-to-time has, and currently is, engaged in discussions regarding such potential acquisitions and divestitures, although no binding agreements regarding any such transactions have been reached.

FINANCIAL INFORMATION

     Primark's Financial Information businesses provide a broad range of unique database products, delivery systems, software and support services to meet the rapidly growing demand for global financial and economic data and analytics by financial and investment professionals worldwide. A significant percentage of the Company's Financial Information revenues are generated under annual subscriptions or service agreements with historical renewal rates exceeding 90%. Of the Company's pro forma 1995 revenues attributable to the


- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
Financial Information businesses, 54.3% were generated outside the United
States. The following are the Company's principal Financial Information businesses:

     - Datastream is a leading on-line provider of global financial and economic information covering over 135,000 securities in 58 countries. Datastream delivers its products on a subscription basis directly to customer mainframes, workstations and personal computers, together with proprietary software applications that allow customers to use the data in investment research and portfolio management.

     - Disclosure is the leading provider of "as reported" and abstracted financial information in the United States and has a growing international presence. Disclosure distributes information on over 16,000 U.S. companies and 13,000 foreign companies, derived from a variety of government and third party sources. Disclosure's document and database services are provided on a subscription and demand basis through various media, including paper, laser discs and the Internet. Disclosure also distributes its information through third-party vendors which include CompuServe, America Online, The Microsoft Network, and Lexis/Nexis.

     - I/B/E/S is a leading source of global earnings estimates, serving investors, financial institutions and money managers worldwide. I/B/E/S aggregates and processes earnings per share estimates for over 16,000 companies, developed by 6,700 equity research analysts. The estimates and supporting data are sold principally on an annual subscription basis through a proprietary on-line service, printed publications and third-party distributors.

     - Vestek develops, markets and supports investment management applications, providing portfolio optimization, performance measurement, stock valuation and asset allocation analytical tools to pension and mutual fund managers, plan sponsors and insurance companies, primarily in North America.

     - Worldscope is a supplier of standardized fundamental financial data on over 11,900 public companies from 45 countries, delivered to its customers through CD-ROM and on-line platforms.

APPLIED INFORMATION TECHNOLOGY

     Through TASC, the Company provides high-end information systems engineering and integration services to government agencies and commercial customers in a variety of industries. TASC maintains its technological leadership: (i) through its business of designing and building advanced information systems; (ii) by performing over $30 million annually in applied information systems research and development, most of which is government sponsored; and (iii) by maintaining a highly qualified technical staff, a majority of which have advanced degrees. TASC contributed 51.8% of the Company's pro forma consolidated 1995 revenues.

     TASC's customers utilize its advanced systems engineering and integration services to support the design, development, management and operation of sophisticated sensor systems, large scale information processing and dissemination systems, and strategic and tactical weapons systems. U.S. government contracts, which generated approximately 86.7% of TASC's 1995 revenues, are focused on classified projects where information technology is utilized to increase the effectiveness and efficiency of defense systems and intelligence activities. TASC's revenues have increased for 29 consecutive years despite changes in the level of government funding of defense and intelligence activities. The Company believes its products and services will continue to be in high demand as information technology is increasingly utilized to improve the effectiveness of defense systems and intelligence activities which face declining resources. Approximately 68% of TASC's 1995 contract awards were derived from contracts secured on a sole source basis with U.S. government defense and intelligence agencies. TASC's ten largest current contracts relate to work on existing and predecessor programs with which TASC has been associated for an average of 14 years. Approximately 82% of TASC's 1995 U.S. government revenues were derived from contracts which provide for cost reimbursement plus a negotiated fee, allowing a measure of profit margin stability. A significant amount of these cost-plus contracts also provide for additional fees as compensation for superior performance. TASC's contract backlog was $512.5 million at March 31, 1996.

     While the government's need for information technology remains a stable source of growth, TASC's strategy is to leverage its information technologies and applied research and development investment into new higher margin commercial markets, including weather, aviation, financial services and communications.
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
TASC's subsidiary, WSI, is a dominant provider of real-time weather information services to news media organizations in the United States, including The Weather Channel, CNN and a majority of television stations nationwide. Other commercial applications for TASC's information technologies include document management, environmental surveillance, aviation systems and interactive multi-media.

BUSINESS STRATEGY

     Primark's mission is to help its customers become more effective and efficient in their own pursuits by providing them with advanced information technology applications and timely, reliable data. Companies, government agencies and individuals value the information services purchased based on the usefulness of such services to their operations or decision-making processes. Therefore, Primark's principal strategy is to grow by integrating forward into the processes of its customers and thereby becoming increasingly essential to them.

     Primark uniquely combines the extensive resources of TASC in information technology applications with strong data content franchises serving the financial and weather markets. While each of its businesses has a leadership position in the marketplace on its own, their capabilities can be combined to provide more integrated solutions that are of greater value to customers.

     Primark's primary objective is to maintain robust growth in its core information businesses. Primark intends to gain additional growth through the integration of data content from its various companies with software tailored to meet the needs of specific niche markets. The Company believes it has a number of competitive advantages, including: (i) leading edge technology maintained through significant research and development investment; (ii) unique data content along with proprietary analytics and applications; (iii) comprehensive and integrated financial information products; and (iv) market recognition for quality, dependability and technological innovation.

     Primark's business strategy is to capitalize on these and other business strengths to pursue growth opportunities such as: (i) rapid expansion of global investing by U.S. institutions; (ii) global access to financial investors for integrated product offerings; (iii) commercial applications of technology developed through government contracts; (iv) expanded access to new customers, e.g. individual investors, through electronic distribution; and (v) increased U.S. government demand for information technology.

     The Company intends to continue its expansion through internal growth and acquisitions to complement its Financial Information and other data content businesses.

GENERAL

     As of March 31, 1996 the Company and its subsidiaries employed 5,395 persons. The Company's principal executive offices are located at Primark Corporation, 1000 Winter Street, Suite 4300N, Waltham, Massachusetts 02154, and its telephone number is (617) 466-6611. Primark businesses can be accessed via the Internet through Primark's home page at http://www.primark.com. All of the product names referred to herein are trademarks owned by the Company or its subsidiaries and some are registered trademarks or are the subject of pending trademark applications.

     The Company's subsidiaries and affiliates referred to in this Prospectus include Datastream International Limited and its affiliates ("Datastream"), Disclosure, Incorporated ("Disclosure"), I/B/E/S International, Inc. ("I/B/E/S"), Vestek Systems, Inc. ("Vestek"), TASC, Inc. ("TASC"), WSI Corporation ("WSI"), Triad International Maintenance Corporation ("TIMCO"), Primark Storage Leasing Corporation ("PSLC") and Worldscope/Disclosure Partners ("Worldscope"), a joint venture in which Disclosure and Wright Investors' Service each currently hold a 50% interest.

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
                                  THE OFFERING

Common Stock Offered by:
  The Selling Shareholder.....................  914,276 shares
Common Stock to be Outstanding after the
  Offering....................................  24,778,355 shares (1)

Use of Proceeds...............................  The Company will not receive any of the proceeds from the
                                                sale of shares in the Offering.
                                                See "Use of Proceeds."

New York Stock Exchange Symbol................  PMK
Pacific Stock Exchange Symbol.................  PMK

- ---------------
(1) Based upon shares outstanding as of April 30, 1996. Excludes 4,234,903 shares of Common Stock issuable upon exercise of stock options outstanding, of which 3,295,684 were exercisable at an average price of $9.88 per share as of April 30, 1996.

- -------------------------------------------------------------------------------

          SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL DATA


     The following table sets forth certain summary consolidated historical and pro forma financial data of the Company and its subsidiaries. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Discussion and Analysis of Financial
Condition and Results of Operations, incorporated herein by reference and the Selected Consolidated Historical and Pro Forma Financial and Operating Data and the Unaudited Pro Forma Consolidated Financial Statement and Notes thereto appearing elsewhere in this Prospectus.


                                                                                                       THREE MONTHS
                                                         YEAR ENDED DECEMBER 31,                     ENDED MARCH 31,
                                             ------------------------------------------------    ------------------------
                                                          HISTORICAL                   PRO              HISTORICAL
                                             ------------------------------------    FORMA(1)    ------------------------
                                               1993        1994          1995          1995        1995          1996
                                             --------    --------    ------------    --------    --------    ------------
                                                      (IN THOUSANDS EXCEPT STATISTICAL DATA AND PER SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues........................   $444,015    $477,026      $617,310      $668,586    $135,861      $180,729
Depreciation..............................     10,910      12,091        15,068        17,397       3,211         4,138
Amortization of intangible assets.........     15,287      15,446        21,287        26,274       4,353         5,653
Operating income..........................     37,270      38,036        56,911        61,672      11,817        16,589
Interest expense--net.....................     13,799      13,524        19,303        26,525       3,145         4,748
Income from continuing operations.........     11,729      13,750        18,850        16,230       4,454         6,400
Earnings per share(2).....................   $   0.52    $   0.62      $   0.85      $   0.72    $   0.20      $   0.24
Weighted average common and equivalent
  shares outstanding......................     19,805      19,909        20,602        20,602      20,152        25,362
AS ADJUSTED FOR CONVERSION:
Earnings per share(4).....................                             $   0.87      $   0.75    $   0.21      $   0.24
Weighted average common and equivalent
  shares outstanding(4)...................                               21,766        21,766      21,316        26,526
OTHER OPERATING AND FINANCIAL DATA:
EBITDA(3).................................   $ 63,467    $ 65,573      $ 93,266      $105,343    $ 19,381      $ 26,380
EBITDA as a % of operating revenues.......       14.3%       13.7%         15.1%         15.8%       14.3%         14.6%
Capital expenditures and software
  capitalization..........................   $ 16,688    $ 26,988      $ 28,894      $ 31,968    $  5,940      $  7,246


                                                                                               MARCH 31, 1996
                                                                                         ---------------------------
                                  BALANCE SHEET DATA:                                     ACTUAL      AS ADJUSTED(4)
                                                                                         --------     --------------
                                                                                               (IN THOUSANDS)
Current assets.........................................................................  $236,364        $236,164
Goodwill and other intangible assets--net..............................................   460,666         460,666
Other noncurrent assets................................................................   115,800         115,800
                                                                                         --------        --------
Total assets...........................................................................  $812,830        $812,630
                                                                                         ========        ========
Total debt, including current maturities...............................................  $269,519        $269,519
Other current and noncurrent liabilities...............................................   161,452         161,452
Series A Preferred Stock...............................................................    16,874              --
Common shareholders' equity............................................................   364,985         381,659
                                                                                         --------        --------
Total liabilities and shareholders' equity.............................................  $812,830        $812,630
                                                                                         ========        ========
- ---------------

(1) Gives effect to the June 29, 1995 acquisition of Disclosure and its affiliates (the "Transaction"), assuming the Transaction occurred on January 1, 1995. The $185 million portion of the $200 million cash purchase price was financed with: (i) a $125 million term loan, (ii) $45 million in borrowings under a $75 million revolving credit facility, and (iii) a $15 million unsecured term loan to TASC. See "Unaudited Pro Forma Consolidated Financial Information."

(2) Earnings per share represents earnings per common and common equivalent share before discontinued operations and extraordinary items.

(3) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA represents supplemental information only and should not be construed as an alternative to operating income or to cash flows from operating activities as defined by U.S. generally accepted accounting principles.

(4) As adjusted to give effect to the conversion of 674,943 shares of preferred stock to 1,164,276 shares of Common Stock and the Company's payment of expenses in connection with the Offering by the Selling Shareholder. Earnings per share as adjusted gives effect as if the conversion occurred on January 1, of the years presented. See "Capitalization" and "Selling Shareholder."


                                  RISK FACTORS

     In addition to other information in this Prospectus, the following should be considered carefully in evaluating an investment in the Common Stock.

DEPENDENCE ON FEDERAL GOVERNMENT CONTRACTS

     A substantial portion of the Company's revenues is derived from services performed by TASC directly or indirectly under contracts with the U.S. government. A small portion of Disclosure's revenues are derived from contracts with the U.S. government. Revenues derived from contracts with the U.S. government accounted for approximately 45.0% of the Company's pro forma 1995 revenues and approximately 44.7% of the Company's revenues for the three months ended March 31, 1996. The Company's revenues from the largest three of such contracts comprised approximately 11.7% of the Company's pro forma 1995 revenues and approximately 12.1% of the Company's revenues for the three months ended March 31, 1996.

     All contracts made with the U.S. government may be terminated by the U.S. government at any time, with or without cause. There can be no assurance that any existing or future contracts with the U.S. government would not be terminated or that the U.S. government will continue to use the Company's services at levels comparable to current use.

     Companies that contract with the U.S. government, such as TASC and Disclosure, are subject to regular audits with respect to costs charged to the government. Such audits may result in the disallowance of amounts charged to or paid by the government. There can be no assurance that such disallowances will not be claimed or imposed against the Company, and if imposed, will not have a material impact on the Company.

     National and global political, social and economic events may affect U.S. national security programs. Contracts made with the U.S. government are normally subject to annual approval of funding. Limitations imposed on spending by U.S. government agencies, which might result from efforts to reduce the Federal deficit or for other reasons, may limit both the continued funding of existing contracts with the U.S. government and the ability to obtain additional contracts. These limitations, if significant, could have a material adverse effect on the Company. No assurance can be given that the current level of government spending for national security programs will continue, that the U.S. government will continue its commitment to programs in which TASC's and Disclosure's products and services are applicable or that TASC and Disclosure will not be adversely affected by any decline in that spending or commitment by the U.S. government.

DEPENDENCE ON TECHNICAL PERSONNEL; NEED FOR SECURITY CLEARANCES

     The Company's future success is dependent upon its ability to attract and retain highly skilled personnel. The market for these professionals is competitive. There can be no assurance that the Company will continue to be successful in its efforts to attract and retain such qualified professionals.

     TASC is involved in a number of classified programs. TASC's ability to maintain its current base of business and to grow in the future is based in part upon its ability to provide employees and facilities which meet rigorous U.S. government security requirements. There can be no assurance that TASC will be able to meet such requirements in the future. See "Business -- Applied Information Technology Market -- TASC -- Government Business."

TECHNOLOGICAL CHANGES

     The Company operates principally in the information services industry, which is a rapidly changing industry. Even if the Company remains abreast of the latest developments and available technology in the industry, it could be adversely affected by such developments and technological advances and the introduction of new products and services in the information services industry. The future success of the Company will depend significantly on its ability to develop and deliver technologically advanced quality products and services. The Company's future results of operations could be adversely affected by the cost of developing such products and services.

LEVEL OF INDEBTEDNESS

     The Company has substantial indebtedness. At March 31, 1996, the Company had consolidated total debt of $269.5 million and consolidated common shareholders' equity of $365.0 million. See "Capitalization." Subject to certain restrictions on the Company and certain subsidiaries, including the satisfaction of certain debt coverage tests, the Company and its subsidiaries may incur additional indebtedness from time to time for general corporate purposes, including but not limited to, acquisitions and capital expenditures.

FOREIGN CURRENCY EXCHANGE RATE RISK

     International revenues accounted for 20.0% of the Company's pro forma 1995 revenues. Since not all of the Company's revenues and expenses are incurred in U.S. dollars, the Company's operations have been and may continue to be affected by fluctuations in currency exchange rates. The Company engages in hedging activities including foreign currency options and forward contracts, in order to minimize the ongoing exposure to foreign currency exchange risk with respect to its foreign source operating income and cash flows. In 1995, the Company recorded a $2.6 million loss before income taxes for foreign currency contracts that were finalized or adjusted to market value.

                                USE OF PROCEEDS

     The shares of Common Stock offered hereby are being sold by the Selling Shareholder. The Company will not receive any of the proceeds from the sale of such shares. The Company will pay approximately $200,000 in accounting, printing and other expenses associated with the Offering.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on the New York Stock Exchange ("NYSE") and on the Pacific Stock Exchange under the symbol "PMK." The table below sets forth, for the calendar periods indicated, the high and low intra-day sales price per share of the Common Stock as reported on the NYSE Composite Tape.

                                                                                 HIGH     LOW
                                                                                 ----     ---
1994
  First Quarter................................................................  $15      $11
  Second Quarter...............................................................   14  5/8  11 1/8
  Third Quarter................................................................   13  3/8  11 1/8
  Fourth Quarter...............................................................   13  1/4  12 1/4
1995
  First Quarter................................................................   14  1/2  12 3/4
  Second Quarter...............................................................   18  3/4  14 1/2
  Third Quarter................................................................   26  1/4  17 5/8
  Fourth Quarter...............................................................   30  1/4  21 7/8
1996
  First Quarter................................................................   40       27
  Second Quarter (through May 28, 1996)........................................   38  1/2  34 1/4

     The closing sales price for the shares of Common Stock as reported on the NYSE Composite Tape on May 28, 1996 was $37.125.

                                DIVIDEND POLICY

     Since 1988, the Company has not paid cash dividends on its Common Stock. The Company currently intends to retain its earnings for future growth and therefore does not anticipate paying any cash dividends in the foreseeable future. See the Consolidated Financial Statements of the Company and the Notes thereto incorporated herein by reference concerning restrictions on dividends.

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization and cash of the Company as of March 31, 1996, as adjusted to give effect to the conversion of Preferred Stock to Common Stock and the Company's payment of expenses in connection with the Offering. See "Use of Proceeds." This table should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto incorporated herein by reference.


                                                                           MARCH 31, 1996
                                                                     ---------------------------
                                                                      ACTUAL       AS ADJUSTED
                                                                     --------     --------------
                                                                           (IN THOUSANDS)
Cash...............................................................  $ 58,939        $ 58,739
                                                                     ========        ========
Total long-term debt...............................................  $269,519        $269,519
                                                                     --------        --------
Series A Preferred Stock...........................................    16,874              --
                                                                     --------        --------
Common shareholders' equity:
  Common Stock, without par value; 65,000,000 shares authorized;
               23,597,686 shares(1) and 24,761,962 shares,
     respectively, issued and outstanding at $0.02 stated value....       489             512
  Additional paid-in capital.......................................   227,156         243,807
  Retained earnings................................................   148,369         148,369
  Treasury stock, unearned compensation and cumulative foreign
     currency translation adjustment...............................   (11,029)        (11,029)
                                                                     --------        --------
          Total common shareholders' equity........................   364,985         381,659
                                                                     --------        --------
Total capitalization...............................................  $651,378        $651,178
                                                                     ========        ========

- ---------------
(1) Excludes 4,246,253 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plans of which 3,305,384 options were exercisable as of March 31, 1996.

                        SELECTED CONSOLIDATED HISTORICAL
                   AND PRO FORMA FINANCIAL AND OPERATING DATA


     The following table sets forth selected consolidated historical and pro forma financial and operating data concerning the Company. With the exception of
(i) the selected data as of March 31, 1996 and for the three months ended March
31, 1996 and 1995, (ii) the pro forma data for the fiscal year ended December
31, 1995 and (iii) the as adjusted data for March 31, 1996, the "Income
Statement Data," "Other Operating and Financial Data" and "Balance Sheet Data" are derived from historical consolidated financial statements of the Company.
The Company's consolidated financial statements as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 are incorporated by reference in this Prospectus and have been audited by Deloitte &
Touche LLP, independent auditors, whose report thereon is also incorporated by reference herein. The selected financial data as of March 31, 1996 and for the three months ended March 31, 1996 and 1995 have been derived from the unaudited interim consolidated financial statements of the Company incorporated by reference in this Prospectus. The selected pro forma data are derived from the Unaudited Pro Forma Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The unaudited information furnished herein, in the opinion of management, reflects all adjustments necessary for a fair statement of the results of operations during the interim periods. The selected financial data should be read in conjunction with the Consolidated
Financial Statements of the Company and Notes thereto and Management's
Discussion and Analysis of Financial Condition and Results of Operations incorporated herein by reference and the information contained in the Unaudited
Pro Forma Consolidated Financial Statement and Notes thereto appearing elsewhere in this Prospectus.

                                                                                                                 THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                              ENDED MARCH 31,
                                   ---------------------------------------------------------------------     --------------------
                                                          HISTORICAL                                              HISTORICAL
                                   --------------------------------------------------------    PRO FORMA     --------------------
                                   1991(1)     1992(1)       1993      1994(1)     1995(1)      1995(2)        1995        1996
                                   --------    --------    --------    --------    --------    ---------     --------    --------
                                                     (IN THOUSANDS EXCEPT STATISTICAL DATA AND PER SHARE DATA)
INCOME STATEMENT DATA:
Operating revenues................ $133,647    $344,959    $444,015    $477,026    $617,310    $668,586      $135,861    $180,729
Cost of services..................   97,324     251,891     292,942     309,158     403,435     429,553        81,694     105,407
Selling, general and
  administrative..................   36,609      59,622      87,606     102,295     120,609     133,690        34,786      48,942
Depreciation......................    2,218       6,211      10,910      12,091      15,068      17,397         3,211       4,138
Amortization of goodwill and other
  intangible assets...............    1,401       5,496      15,287      15,446      21,287      26,274         4,353       5,653
                                   --------    --------    --------    --------    --------    --------      --------    --------
Operating income (loss)...........   (3,905)     21,739      37,270      38,036      56,911      61,672        11,817      16,589
Interest expense
  (income) -- net.................   (3,963)      3,863      13,799      13,524      19,303      26,525         3,145       4,748
Foreign currency loss (gain)......       --      (1,130)      1,477       1,329       2,620       2,620           643        (216)
Other expense (income)............   (1,231)      2,480         720        (334)      1,026       1,058            92          45
Income tax expense................      237       7,306       9,545       9,767      15,112      15,239         3,483       5,612
                                   --------    --------    --------    --------    --------    --------      --------    --------
Income from continuing
  operations...................... $  1,052    $  9,220    $ 11,729    $ 13,750    $ 18,850    $ 16,230      $  4,454    $  6,400
                                   ========    ========    ========    ========    ========    ========      ========    ========
Earnings per share(3)............. $   0.03    $   0.41    $   0.52    $   0.62    $   0.85    $   0.72      $   0.20    $   0.24
Net income applicable to Common
  Stock........................... $    375    $  5,821    $  4,087    $ 12,316    $ 16,882    $ 14,796      $  4,096    $  6,041
Weighted average common and
  equivalent shares outstanding...   19,689      19,388      19,805      19,909      20,602      20,602        20,152      25,362
AS ADJUSTED FOR CONVERSION:
Earnings per share(4).............                                                 $   0.87    $   0.75      $   0.21    $   0.24
Weighted average common and
  equivalent shares
  outstanding(4)..................                                                   21,766      21,766        21,316      26,526
OTHER OPERATING AND
  FINANCIAL DATA:
EBITDA(5)......................... $   (286)   $ 33,446    $ 63,467    $ 65,573    $ 93,266    $105,343      $ 19,381    $ 26,380
EBITDA as a % of operating
  revenues........................       NM         9.7%       14.3%       13.7%       15.1%       15.8%         14.3%       14.6%
Capital expenditures and software
  capitalization.................. $  4,922    $  8,767    $ 16,688    $ 26,988    $ 28,894    $ 31,968      $  5,940    $  7,246

                                                                   DECEMBER 31,                               MARCH 31, 1996
                                             --------------------------------------------------------    ------------------------
                                               1991        1992        1993        1994        1995       ACTUAL   AS ADJUSTED(5)
                                             --------    --------    --------    --------    --------    --------  --------------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Current assets............................   $129,103    $140,392    $124,029    $134,998    $220,369    $236,364     $236,164
Goodwill and other intangible assets --
  net.....................................    108,480     301,151     290,013     285,625     465,277     460,666      460,666
Property, plant and equipment -- net......     29,575      43,357      44,682      53,477      71,810      72,501       72,501
Other noncurrent assets...................     42,630      39,504      38,854      33,816      44,943      43,299       43,299
                                             --------    --------    --------    --------    --------    --------     --------
Total assets..............................   $309,788    $524,404    $497,578    $507,916    $802,399    $812,830     $812,630
                                             ========    ========    ========    ========    ========    ========     ========
Accounts payable and other current
  liabilities.............................   $ 35,043    $ 76,901    $ 80,152    $ 92,201    $133,614    $134,879     $134,879
Total debt and capital lease obligations
  (including current maturities)..........     55,182     204,545     169,458     150,833     270,968     269,519      269,519
Other noncurrent liabilities..............      8,980      24,881      22,960      23,227      26,814      26,573       26,573
Series A Preferred Stock..................     15,190      16,522      16,874      16,874      16,874      16,874           --
Common shareholders' equity...............    195,393     201,555     208,134     224,781     354,129     364,985      381,659
                                             --------    --------    --------    --------    --------    --------     --------
Total liabilities and shareholders'
  equity..................................   $309,788    $524,404    $497,578    $507,916    $802,399    $812,830     $812,630
                                             ========    ========    ========    ========    ========    ========     ========

- ---------------

(1) The historical financial data for the Company includes the following from their date of acquisition: Disclosure in June 1995 for $200 million; Vestek in June 1994 for $6.9 million; Datastream in September 1992 for $191 million; and TASC in August 1991 for $167 million.

(2) Gives effect to the June 29, 1995 acquisition of Disclosure and its affiliates (the "Transaction"), assuming the Transaction occurred on January 1, 1995. The $185 million portion of the $200 million cash purchase price was financed with: (i) a $125 million term loan, (ii) $45 million in borrowings under a $75 million revolving credit facility, and (iii) a $15 million unsecured term loan to TASC. See "Unaudited Pro Forma Consolidated Financial Information."

(3) Earnings per share represents earnings per common and common equivalent share before discontinued operations and extraordinary items.

(4) As adjusted to give effect to the conversion of 674,943 shares of preferred stock to 1,164,276 shares of Common Stock and the Company's payment of expenses in connection with the Offering by the Selling Shareholder. Earnings per share as adjusted gives effect as if the conversion occurred on January 1, of the years presented. See "Capitalization" and "Selling Shareholder."

(5) EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. EBITDA represents supplemental information only and should not be construed as an alternative to operating income or to cash flows from operating activities as defined by U.S. generally accepted accounting principles.

NM means not meaningful


                      PRIMARK CORPORATION AND SUBSIDIARIES

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The unaudited pro forma consolidated financial information presented herein gives effect to the Company's acquisition of Disclosure and its affiliates (the "Transaction"). For purposes of the Unaudited Pro Forma Consolidated Financial Information, the term "Disclosure" shall mean Disclosure, Incorporated and its affiliates. The Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 1995 assume that the Transaction occurred on January 1, 1995. Accordingly, the pro forma financial information for the 1995 period is based upon the historical financial statements of Primark for the year ended December 31, 1995 and of Disclosure for the six months ended June 30, 1995. Certain reclassifications have been made to the historical income statements of Disclosure to conform with the historical income statement presentation of the Company.

     The Unaudited Pro Forma Consolidated Statements of Income include the accounts of Disclosure and give effect to events that are directly attributable to the Transaction and expected to have a continuing impact on the Company. Explanations for these adjustments are included in the Notes to the Unaudited Pro Forma Consolidated Financial Statements.

     The Company's Consolidated Statement of Financial Position as of December 31, 1995, as contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, reflects the Transaction and is incorporated herein by reference. The Company's Unaudited Pro Forma Consolidated Financial Information should be read in conjunction with the historical financial statements of Primark and Disclosure and the information contained in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, incorporated herein by reference.


              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                                                         THE YEAR ENDED DECEMBER 31, 1995
                                         ----------------------------------------------------------------
                                                                (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                               DISCLOSURE
                                                               THROUGH
                                           PRIMARK             JUNE 30,                           PRO
                                         CONSOLIDATED          1995(A)            ADJUSTMENTS     FORMA
                                         ------------          -------            -----------    --------
Operating revenues.....................    $617,310            $51,356            $    (80)(1)   $668,586
                                           --------            -------            --------       --------
Operating expenses:
  Cost of services.....................     403,435             26,118                            429,553
  Selling, general and
     administrative....................     120,609             13,900                (819)(2)    133,690
  Depreciation.........................      15,068              2,329                             17,397
  Amortization of goodwill and other
     intangible assets.................      21,287              3,307               2,686 (3)     26,274
                                                                                    (1,006)(4)
                                           --------            -------            --------       --------
  Total operating expenses.............     560,399             45,654                 861        606,914
                                           --------            -------            --------       --------
  Operating income.....................      56,911              5,702                (941)        61,672
                                           --------            -------            --------       --------
Other income and (deductions):
  Investment income....................       1,079                339                (697)(5)        441
                                                                                      (280)(4)
  Interest expense.....................     (20,382)              (788)             (6,507)(6a)   (26,966)
                                                                                       711 (4)
  Foreign currency transaction
     loss -- net.......................      (2,620)                --                             (2,620)
  Other................................      (1,026)               (79)                 47 (6b)    (1,058)
                                           --------            -------            --------       --------
     Total other income and
       (deductions)....................     (22,949)              (528)             (6,726)       (30,203)
                                           --------            -------            --------       --------
Income before income taxes and
  extraordinary item...................      33,962              5,174              (7,667)        31,469
Income tax expense (benefit)...........      15,112              2,319              (2,192)(7)     15,239
                                           --------            -------            --------       --------
Income before extraordinary item.......      18,850              2,855              (5,475)        16,230
Dividends on preferred stock...........      (1,434)                --                  --         (1,434)
                                           --------            -------            --------       --------
Income before extraordinary item
  applicable to common stock...........    $ 17,416            $ 2,855            $ (5,475)      $ 14,796
                                           ========            =======            ========       ========
Earnings per common and common
  equivalent share before extraordinary
  item.................................       $0.85                                              $   0.72
Weighted average common and common
  equivalent shares outstanding........      20,602                                                20,602
                                           ========                                              ========
- ---------------

(a) Amounts for Disclosure represent historical operating results for the six months ended June 30, 1995. Operating results for the six months ended December 31, 1995 are included in the Primark Consolidated column.

The notes to the unaudited pro forma consolidated financial statements are an integral part of this statement.

                      PRIMARK CORPORATION AND SUBSIDIARIES

                        NOTES TO THE UNAUDITED PRO FORMA
                        CONSOLIDATED STATEMENT OF INCOME

1.  CONFORMANCE OF ACCOUNTING POLICY

     In connection with the Transaction, Disclosure has changed its accounting policy with respect to revenue recognition of certain subscription sales to conform with the policies of Primark and provide consistency with its other subsidiaries. The Unaudited Pro Forma Consolidated Statement of Income (the "Pro Forma Income Statement") gives effect to the revenues which would have been recorded under the revenue recognition policies of Primark.

2.  NON-RECURRING ADJUSTMENTS

     The Pro Forma Income Statement presented excludes the effect of certain non-recurring charges directly attributable to the Transaction. The Pro Forma Income Statement for the year ended December 31, 1995 has been adjusted to exclude $819,000 of non-recurring bonus and severance charges incurred by Disclosure which were contingent upon its acquisition by Primark.

3.  AMORTIZATION OF INTANGIBLE ASSETS AND DEBT ISSUE COSTS


     The Transaction was accounted for as a purchase. Accordingly, the Transaction purchase price of $200,000,000 along with approximately $6,076,000 of related acquisition fees, was allocated to Disclosure's tangible and intangible net assets acquired based upon their estimated fair values.
Allocations made to certain intangible net assets acquired consisted of the following (in thousands of dollars):


                                                               COST            LIFE
                                                              -------     ---------------
        Non-compete covenants...............................  $ 2,417     2 to 3.5 years
        Database............................................    2,600     5 years
        Unfavorable lease commitment........................   (3,738)    8.5 years
                                                              -------
                                                              $ 1,279
                                                              =======

     These intangible net assets, along with related net deferred tax assets of approximately $293,000, are being amortized to income on a straight-line basis over their estimated useful lives (recognition of deferred income tax assets is reflected in income tax expense (Note 7)). Additionally, the Company allocated $10,323,000 to net tangible assets and liabilities. The excess of the Transaction purchase price over the estimated fair value of total net assets acquired was allocated to goodwill. Of the total $188,105,000 allocated to goodwill, $16,360,000 was attributed to I/B/E/S and is being amortized to income on a straight-line basis over 25 years. The remaining portion will be amortized on a straight-line basis over 40 years.

     Approximately $4,737,000 of the total $6,076,000 acquisition fees represent debt issue costs incurred in connection with obtaining the external financing for the Transaction (Note 6a). These costs were capitalized and are being amortized to income over the related debt terms.

     The Pro Forma Income Statement gives effect to the periodic amortization of all intangible assets and debt issue costs that would have resulted during the period presented.

4.  TRANSACTIONS WITH VNU

     The Pro Forma Income Statement gives effect to the exclusion of Disclosure's net interest income and expense relative to transactions with its previous parent company, VNU International Inc. ("VNU") which would not have occurred had the Company owned Disclosure for the pro forma period presented. Also reflected is the exclusion of goodwill amortization related to Disclosure's previous acquisitions.

5.  INVESTMENT INCOME

     Of the $200,000,000 cash consideration paid, along with approximately $6,076,000 of cash that was paid for debt issue costs and other acquisition fees associated with the Transaction, $21,076,000 was funded with

                      PRIMARK CORPORATION AND SUBSIDIARIES

                        NOTES TO THE UNAUDITED PRO FORMA
                CONSOLIDATED STATEMENT OF INCOME -- (CONTINUED)

the Company's cash balances. Accordingly, had the Transaction occurred on January 1, 1995, the Company would have earned lower investment income on reduced cash balances due to the Transaction funding. The Company's consolidated cash balances would also have been reduced by the payment of principal, interest and bank fees on the external financing.

     The Pro Forma Income Statement gives effect to the lower investment income that would have been earned during the period presented. Such calculations were based upon the actual weighted average investment yields earned during that period.

6.  TRANSACTION FINANCING

  a. INTEREST COSTS

     The Company obtained $215,000,000 of external financing, of which $185,000,000 was used to finance the cash consideration paid in the acquisition. Bank financing was obtained through a $125,000,000 term loan and a $45,000,000 draw on a $75,000,000 revolving line of credit, pursuant to a Term Loan Agreement (the "Term Loan") and a Revolving Credit Facility (the "Credit Facility") entered into June 29, 1995. The remaining $15,000,000 of bank financing was obtained pursuant to a Loan Agreement (the "Loan") dated June 29, 1995 between the Company's wholly-owned subsidiary TASC, Inc. ("TASC") and Mellon Bank, N.A.

     The Credit Facility replaced the Company's prior $75,000,000 credit agreement due to expire in 1996. The new Credit Facility expires on October 15, 2000. Interest on outstanding borrowings is payable at a rate of 1.75% above the current prevailing LIBOR rate of interest. For purposes of this presentation, the outstanding balance on the Credit Facility is presumed to have been reduced by the net cash sweeps which would have been received from Disclosure. Beginning in 1996, the Company is eligible for performance pricing adjustments, based upon meeting certain financial tests, which would reduce the applicable interest rate margins.

     The Company's Term Loan is due June 30, 2002. Principal payments are due semi-annually commencing on December 31, 1997. For purposes of this presentation, it is assumed that no principal prepayments were made. Interest on outstanding borrowings under the Term Loan is payable at a rate of 2.0% above the current prevailing LIBOR rate of interest.

     TASC's Loan is due June 28, 1996. For purposes of this presentation, it is assumed that semi-annual payments commenced on June 30, 1995. Interest on outstanding borrowings under the Loan is payable at a rate of 1.75% above the current prevailing LIBOR rate of interest.

     The Pro Forma Income Statement gives effect to the periodic interest charges on the external financing that would have been incurred during the period presented.

  b. BANK FEES

     Commitment fees on the Company's $75,000,000 revolving line of credit are payable quarterly at a rate of 0.375% per annum on the average daily unused portion of the facility. For purposes of this presentation, the unused commitment is based upon the anticipated balance outstanding at the end of each quarter (See Note 6a). A $100,000 per annum agent's fee is also payable semi-annually in advance. The Pro Forma Income Statement gives effect to these periodic expenses that would have been incurred during the period presented.

7.  INCOME TAXES

     The Pro Forma Income Statement has been adjusted to reflect the combined amount that would have been accrued for income taxes had the Transaction occurred on January 1, 1995.

                                    BUSINESS

GENERAL

     Primark is an international company engaged principally in the information services industry serving two primary markets, Financial Information and Applied Information Technology. The Company's Financial Information businesses consist of the operations of Datastream International Limited and it affiliates ("Datastream"), Disclosure, Incorporated ("Disclosure"), I/B/E/S International, Inc. ("I/B/E/S"), Vestek Systems, Inc. ("Vestek") and Worldscope/Disclosure Partners ("Worldscope"). Through its Financial Information businesses, Primark develops and markets value-added database products which provide financial and economic information on established and emerging markets worldwide, as well as proprietary analytical software for the analysis and presentation of such information. Customers of the Financial Information businesses include investment managers, investment bankers, accountants, financial professionals, lawyers, professional researchers and librarians in 59 countries. The Company's Applied Information Technology activities, conducted through TASC, Inc. ("TASC"), provide a broad spectrum of technology-based information services and products primarily to U.S. government agencies involved in national security and intelligence related activities. TASC also serves the weather information market through its subsidiary WSI Corporation ("WSI"), and has a growing commercial business, including initiatives in document management, environmental surveillance, aviation systems and multi-media markets. Primark also owns businesses involved in aircraft maintenance and natural gas storage leasing. Primark is a global business with pro forma 1995 revenues and pro forma 1995 EBITDA of $668.6 million and $105.3 million, respectively. International revenues represented 20.0% of the Company's pro forma 1995 revenues.

     Commencing with Primark's acquisition of TASC in 1991, the Company embarked on a strategy of combining information technology expertise with proprietary data content to serve the increasing information requirements of its customers with value-added products. The Company focused its strategy on the financial information market through its acquisitions of Datastream in 1992 and Vestek in 1994, while divesting certain of its non-core operations. Primark significantly expanded its domestic presence in financial information content services through the June 1995 acquisition of Disclosure and its subsidiary, I/B/E/S. As a result of this strategic transition and internal growth, the global Financial Information businesses represented 35.3% of Primark's pro forma 1995 revenues and 60.3% of pro forma 1995 EBITDA.

BUSINESS STRATEGY

     Primark's mission is to help its customers become more effective and efficient in their own pursuits by providing them with advanced information technology applications and timely, reliable data. Businesses, government agencies and individuals value the information services purchased based on the usefulness of such services to their operations or decision-making processes. Therefore, Primark's principal strategy is to grow by integrating forward into the processes of its customers and thereby becoming increasingly essential to them.

     Primark uniquely combines the extensive resources of TASC in information technology applications with strong data content franchises serving the financial and weather markets. While each of its businesses has a leadership position in the marketplace on its own, their capabilities can be combined to provide more integrated solutions that are of greater value to customers.

     Primark's primary objective is to maintain robust growth in its core information technology businesses. Primark intends to gain additional growth through the integration of data content from its various companies with software tailored to the needs of specific niche markets. The Company believes it has a number of competitive advantages including:

     - Leading edge technology -- TASC-developed information technology provides the Company with: (i) superior information technology platforms for product delivery; (ii) state-of-the-art computer system architecture to enhance the internal productivity of all Primark businesses; and (iii) software, communications and computing capabilities to assist the Company's customers in meeting their own information technology requirements.

     - Unique data content -- Primark's financial and weather information businesses possess a comprehensive collection of accurate databases necessary for their customers' operations. Primark invests significant resources to ensure that its data: (i) encompasses the needs of its customers; (ii) is reliable and accurate; and (iii) is delivered in a timely fashion for customer use.

     - Proprietary analytics and applications -- Primark delivers its data with proprietary analytical tools and applications designed to enhance the customer's effective use of the data.

     - Integrated financial information product offerings -- Following the Company's recent acquisition of Disclosure and I/B/E/S, Primark is able to offer its customers a more comprehensive range of global financial information to enhance their investment decisions. Primark can provide its customers with historical and current company accounts, securities prices, financial documents, country and industry economics, earnings estimates and associated financial accounting and investment software.

     - Strong name recognition -- Primark has assembled a group of companies with well recognized names in their fields of operations. TASC, Datastream, Disclosure, I/B/E/S, Vestek, Worldscope and WSI are widely recognized in their respective markets for quality, dependability and technological innovation.

     Primark's business strategy is to capitalize on these and other business strengths to pursue growth opportunities, including the following:

     - Rapid expansion of global investing by U.S. institutions -- Primark's comprehensive international financial and economic databases ideally position the Company to capitalize on the current trend toward global investing and attendant demand for foreign financial information. In the United States alone, according to Intersec Research, international assets held by pension funds grew at a compound annual rate of 33.7% from $94 billion in 1990 to $300 billion in 1994. By 1999, these international assets are expected to grow by 19.3% annually to $725 billion.

     - Cross-selling of Primark's financial information products -- Primark's acquisitions of Disclosure, I/B/E/S and Vestek have provided Datastream with an extensive customer base and network of sales and support offices reaching the community of U.S. financial institutions and investors. Similarly, Datastream's extensive international sales and customer support organization provides Disclosure, I/B/E/S and Vestek with access to investment communities around the world. Datastream's U.S. revenues and Disclosure's international revenues grew at compound annual rates of 22.2% and 38.5%, respectively, from 1992 to 1995, to $9.7 million and $7.6 million, respectively.

     - Commercial applications of information technology developed under government contracting -- Primark is pursuing numerous commercial business initiatives which will leverage its government-developed information technology. TASC utilized its satellite imaging, communications, database and workstation technology as the foundation for WSI's weather information business. TASC has also focused on document imaging, environmental surveillance, aviation systems and interactive multi-media to extend its information technology expertise. From 1991 to 1995, TASC's commercial revenues grew at a compound annual rate of 23.1%, from $20.2 million to $46.4 million.

     - Access new customers through electronic distribution -- The Company is rapidly expanding its ability to reach individual investors through electronic distribution channels. Recently, the Company entered into distribution agreements with America Online and The Microsoft Network, and inaugurated an Internet service. Primark currently has data distribution agreements with 56 third party vendors.

     - U.S. government demand for information technology -- U.S. government initiatives to reduce national security spending are expected to continue to provide a strong impetus to TASC's growth. The U.S. government is increasingly relying on information technology in areas such as: (i) battlefield simulations in lieu of live exercises; (ii) backfitting of existing hardware with superior information technology, e.g. "smart" weapons, in lieu of new program/hardware development; (iii) computer-based analysis and testing instead of hardware prototypes; and (iv) logistical support. TASC's government revenues grew at a compound annual rate of 8.1% from 1991 to 1995.

     The Company intends to continue its expansion through internal growth and acquisitions to complement its Financial Information and other data content businesses. The Company from time-to-time has, and currently is, engaged in discussions regarding such potential acquisitions and divestitures, although no binding agreements regarding any such transactions have been reached.

INFORMATION SERVICES SEGMENT

     Primark's information services segment serves two primary markets, Financial Information and Applied Information Technology. The operations of Datastream, Disclosure, I/B/E/S, Vestek and Worldscope provide the financial information markets with economic and financial information and analysis of the information through proprietary software. TASC's applied information technology activities provide a broad range of technology-based information services and products, primarily to U.S. government national security and intelligence agencies and, increasingly, to commercial customers.

FINANCIAL INFORMATION MARKET

     Primark's Financial Information businesses provide a broad range of unique database products, delivery systems, software and support services to meet the rapidly growing demand for global financial and economic data and analytics by financial and investment professionals worldwide. A significant percentage of Financial Information revenues are generated under annual subscriptions or service agreements with historical renewal rates exceeding 90%. Of the Company's pro forma 1995 revenues attributable to the Financial Information businesses, 54.3% were generated by sales to customers outside the United States.

DATASTREAM

     Founded in 1964 and acquired by Primark in 1992, Datastream provides on-line historical economic and financial information, along with proprietary analytical software for accessing and manipulating such information. Datastream is also a leading provider of computer-based investment valuation and fund services in the United Kingdom. Datastream's customers include approximately 1,800 financial organizations in 49 countries, including investment bankers, brokers, pension and money fund managers and insurance companies that use financial and economic information for investment research and analysis. Other users include publishers of financial journals and daily newspapers, business schools and universities. Approximately 92% of Datastream's 1995 revenues were derived from outside the United States.

     The core of Datastream's operations is its centralized data system which maintains a series of linked databases of extensive international economic and financial data collected from wire services, official publications of national and international agencies, stock, options and futures exchanges, other information vendors, brokers, dealers, banks and issuers. Customers have on-line access to Datastream's databases through personal computers, networks or workstations. Datastream's products and services enable customers to perform extensive investment research and analysis, investment administration and portfolio valuations on securities in all major markets, and to produce graphics, statistics and time series analysis and perform other analytical functions.

     Datastream's customers typically subscribe through annual contracts. These contracts are automatically renewed, unless notice of cancellation is given two months before the annual renewal date. None of Datastream's customers contributes more than 3% of Datastream's total revenues. Datastream has experienced historical renewal rates for its subscription services of over 90%.

     Datastream's products and services fall into two principal categories -- investment research and fund management services.

     Investment research services accounted for approximately 86%, 85%, 82% and 80% of Datastream's total revenues for the three months ended March 31, 1996 and the fiscal years ended November 30, 1995, 1994 and 1993, respectively. These services consist of a set of software programs to manipulate, analyze and present financial and economic information obtained from Datastream's databases. The software is designed to facilitate the customers' access to data from any of Datastream's databases, and to manipulate this data in a variety of pre-programmed and pre-formatted ways, such as graphs, regressions and tables.

     Fund management services accounted for approximately 14%, 15%, 18% and 20% of Datastream's total revenues for the three months ended March 31, 1996 and the fiscal years ended November 30, 1995, 1994 and 1993, respectively. Fund management services provide investment accounting, portfolio valuation and performance measurement activities predominantly to fund managers, unit trusts, mutual funds and portfolio managers located primarily in the UK. Other customers include UK clearing banks, insurance companies and international financial institutions.

     A critical component of Datastream's business is the data itself. Datastream's principal supply requirements are for raw financial data which are acquired from numerous data suppliers worldwide and developed internally. Once acquired, the data are edited and stored in Datastream's databases for access and manipulation through Datastream's applications and value-added software programs. Data suppliers generally retain ownership of the raw data, but allow Datastream and its customers the use of such data. Datastream places great importance on the quality of its data and has developed a program to continuously review its data sources to ensure quality, control and continuity. Wherever possible, Datastream develops multiple sources of data to provide backup and cross checking.

     Data relating to equities include pricing information for earnings and dividends on approximately 44,000 stocks from 58 countries including all major markets and a number of emerging markets. This data include historical earnings and dividend data, as well as forecast data supplied by market specialists. Data relating to bonds include maturity and yield on approximately 90,000 corporate and government bonds from 42 countries, all Eurobonds and related indices. Datastream's financial information data cover 13,000 companies worldwide. Data relating to futures and options include current prices, previously traded prices, trading volume and intra-day high and low values from the international options and futures exchanges, including LIFFE (London), MONEP and MATIF (Paris), SOFFEX (Switzerland), EOE (Amsterdam), DTB (Germany), Chicago and Philadelphia.

     Datastream has included databases from both I/B/E/S and Worldscope as an integral part of its investment research services. Consequently, it has helped these two companies gain additional customers, as well as customers new to Datastream. Datastream has also installed the full Disclosure index on its on-line system, and offers index searches and electronic ordering of hardcopy documents to Datastream users. Vestek is also developing investment management software products which will be marketed and supported by Datastream's European sales and service personnel.

DISCLOSURE

     Founded in 1968, Disclosure was acquired by the Company on June 29, 1995. Disclosure is the leading provider of "as reported" and abstracted financial information in the U.S. market, covering over 16,000 U.S. companies and 13,000 foreign companies, derived from a variety of government and third-party sources. Disclosure's image-based and database services are provided on a subscription and demand basis through electronic media such as on-line terminals and compact laser disks, as well as through printed products. Disclosure's customer base includes the majority of U.S. investment banks, law and accounting firms, together with other institutions and individuals performing financial research.

     Disclosure's offering of financial information includes a wide spectrum of SEC documents, such as Forms 10-K and 10-Q, proxy statements, registration statements and material event reports, as well as non-SEC documents such as U.S. and foreign annual reports. Disclosure's archival collection totals more than four million documents dating back to 1968. The information included in Disclosure's products is obtained through contractual relationships with the SEC and major stock exchanges, as well as commercial acquisition of the information. Once acquired, Disclosure indexes, tags and formats the information to allow for ease in navigation, searches and analysis. This information is then delivered to clients through a variety of products including Laser D (an image-based CD-ROM product), Disclosure Select (a user-defined subset of the Laser D document collection), Compact D (a searchable electronic database on CD-ROM), Global Access (an Internet-based index of Disclosure documents featuring on-line ordering and retrieval), on-line distribution channels and printed products.

     Subscription services, including on-line vendor distribution channels, accounted for 50%, 51% and 50% of Disclosure's revenues for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively. Disclosure has experienced renewal rates for its subscription services in excess of 90%. The remainder of Disclosure's revenues are predominantly derived from sales at Disclosure's Demand Centers. No single customer accounts for more than 5% of Disclosure's revenues. Disclosure's products fall into two major categories: image-based services and database services.

     Disclosure's image-based services provide financial documents via paper, microfiche, a CD-ROM product, and on-line services. The delivery of document-based information is handled through Disclosure's Demand Centers, as well as the Laser D and Global Access Applications. The Demand Centers are staffed by research specialists who assist customers in locating requested information and provide alert services for customers who want early identification of specified documents. In 1995, Disclosure delivered over one million documents through its Demand Centers network. Laser D is a multi-disc CD-ROM document database which provides a desktop library of information to high volume document users who require instant access to documents filed with the SEC, banking agencies and U.S. and foreign stock exchanges. Global Access is an Internet-based product that offers on-line delivery of Disclosure's unique proprietary electronic index of public company documents and access to the SEC's EDGAR filings. Global Access provides desktop searching and ordering from Disclosure's information repository of over 29,000 companies. Approximately 83%, 81% and 83% of Disclosure's total revenues were derived from image-based services for the three months ended March 31, 1996 and the twelve months ended December 31, 1995 and 1994, respectively.

     Disclosure's database segment provides products which can be machine read and manipulated by the end users. The products are delivered on CD-ROM disks, through direct electronic and tape feeds to clients and through a growing list of third party on-line vendors. The Company's EdgarPlus product contains all EDGAR filings from 1993 to present and full text filings back to 1987 through Disclosure's SEC On-line product, all of which have been enhanced with value-added navigational and formatting tags. The SEC On-line product had been creating EDGAR type databases prior to the EDGAR project's implementation by the SEC. The Disclosure/SEC Database is an abstracted database containing a collection of company profiles and financial statements on over 11,000 U.S. public companies, indexed and organized for searching and screening. The Company also delivers other products such as the New Issues Database, which is a collection of abstracted information on security registrations and initial public offerings and Compact D/Canada, which provides information on 10,000 Canadian companies. Approximately 17%, 19% and 17% of Disclosure's total revenues were derived from database services for the three months ended March 31, 1996 and the years ended December 31, 1995 and 1994, respectively. See Amendment No. 2 on Form 8-K/A dated October 26, 1995 to the Company's Current Report on Form 8-K dated July 3, 1995 which includes the historical financial statements of Disclosure.

I/B/E/S

     I/B/E/S is a leading source of global earnings estimates for investors, financial institutions and portfolio managers worldwide. I/B/E/S collects and processes earnings per share estimates provided by 6,700 individual securities analysts representing approximately 790 firms on 16,000 companies globally. The estimates and related data are delivered through third party distributors, I/B/E/S Express (a proprietary software delivery system) and in printed publications. Approximately 78% of I/B/E/S' 1995 revenues were derived through annual subscription contracts and 22% through soft dollar arrangements. Many I/B/E/S products permit the customer to perform manipulative functions and are enhanced by analytics and graphics.

     I/B/E/S, founded in 1971 and acquired by Disclosure in June 1994, serves over 1,000 customers worldwide. I/B/E/S customers are represented by financial institutions and portfolio managers, with particular strength in the quantitative analysts who access and download information directly into analytical models. I/B/E/S products are also sold to end users, such as management consultants and traditional investment analysts who utilize I/B/E/S for general research. No customer contributes more than 2% of I/B/E/S' total revenues.

VESTEK

     Acquired by Primark in June 1994, Vestek develops, markets and supports investment information services and application software used to manage, analyze and optimize institutional portfolios of equity, fixed income and other financial instruments. Vestek also provides consulting services for investment managers and plan sponsors. Vestek currently serves over 200 clients in five countries, including major banks, plan sponsors, consultants, insurers and investment managers. The majority of Vestek's revenues are derived from on-line services. None of Vestek's customers contributes more than 6% of Vestek's total revenues.

WORLDSCOPE

     Worldscope contains a collection of descriptive profiles and detailed financial statements on over 11,900 companies in 45 countries. Worldscope is indexed and organized for cross-border screening and searching. In addition to its global database, Worldscope offers an emerging market database. Worldscope products are delivered via third party distributors, CD-ROM and on-line platforms. Worldscope is a joint venture currently owned 50% by the Company and 50% by Wright Investors' Service.

TRADEMARKS

     Primark's financial information companies hold numerous trademarks worldwide which are subject to continuous renewal for periods ranging up to 20 years. These trademarks are significant to the Company's business, and are registered in all of the Company's major markets to ensure recognition among its many global trading customers.

MARKETING

     The products and services of Primark's financial information companies are marketed worldwide. Datastream is headquartered in London, England and has sales and support offices located in Germany, France, Italy, Switzerland, The Netherlands, Sweden, Japan, Hong Kong, Singapore, Thailand, Australia, Korea, Canada and the United States.

     Disclosure, headquartered in Bethesda, Maryland, markets and distributes its products, predominantly in the United States. In addition to employing a domestic and international sales force, Disclosure extends its sales and marketing reach with Demand Centers strategically located in the major financial centers including ten offices in major U.S. cities and several international locations including London, Frankfurt, Madrid, Paris, Milan, Hong Kong, Mexico City and Tokyo.

     I/B/E/S, headquartered in New York City with offices in London and Tokyo, delivers its products directly to customers via state-of-the-art electronic delivery media. I/B/E/S Express, the fastest growing delivery mechanism, is a PC-based proprietary software, database management and communications package. I/B/E/S also offers its products through a network of more than 30 electronic third party distributors, including FactSet, OneSource, Datastream, FAME, Bloomberg, Reuters, Telerate and CompuServe. These third party distributors offer I/B/E/S a mechanism to reach new markets and link I/B/E/S data to other databases and applications software.

     In addition, Datastream is marketing and selling I/B/E/S products in Asia and plans to market and sell Disclosure products in both Asia and Europe in the near future.

     No single customer of the Financial Information businesses accounts for more than 5% of the Company's consolidated revenues.

COMPETITION

     The global financial information industry is highly competitive. The advancement of electronic delivery via on-line vendors and the Internet has further impacted the competitive environment in the financial information market. There are many large and successful companies in the financial information services industry which supply financial data competitive to products and services provided by Primark's Financial Information businesses.

     Principal competitive factors include the quality, reliability and comprehensiveness of the analytical services and data provided, flexibility in tailoring services to client needs, experience, innovation, the capability of technical and client service personnel, data processing and decision support software, reputation, price and geographic coverage. Primark distinguishes its products through its broad international coverage, wide range of databases, high accuracy of the data, proprietary software applications, reputation, experience and quality of customer support provided.

     I/B/E/S competes on quality, depth and breadth of data, price, accuracy and timeliness of delivery. I/B/E/S' major direct competitor is First Call, a unit of the Thomson Corporation. While First Call provides certain services not currently offered by I/B/E/S' products, I/B/E/S believes its products are more globally comprehensive and provide a unique historical database for analysis and backtesting.

     Overall, Primark's ability to remain competitive in the financial information markets will depend largely upon its ability to maintain and develop new products and access new markets in a cost efficient manner, including integration of all its financial information products and services. There can be no assurance that Primark will continue to maintain its market share in the future.

  FOREIGN OPERATING RISKS

     Substantially all of Datastream's revenues are derived from various foreign markets. Approximately 47% of Datastream's 1995 revenues were derived from the U.K. Consequently, the Company is exposed to certain risks associated with an international business, particularly with respect to foreign currency exchange rate movements. Datastream's business is also subject to the customary risks associated with international transactions, including political risks, local laws and taxes, the potential imposition of trade or currency exchange restrictions, tariff increases and difficulties or delays in collecting accounts receivable. Weak foreign economies and/or a weakening of foreign currencies in certain countries against the U.S. dollar would adversely affect Datastream's overall future operating results and cash flows. However, operating income, under this condition, has been and will continue to be somewhat insulated due to high levels of British pound-based operating expenses which also fluctuate against the U.S. dollar. The Company has been and will continue hedging the currency risk associated with Datastream's foreign operations as may be needed in the future.

APPLIED INFORMATION TECHNOLOGY MARKET

TASC

     TASC was founded in 1966 to provide solutions to complex analytical and technological problems. Concentrating on the application of leading-edge information technology, TASC now provides a broad spectrum of products, services and systems primarily to U.S. government organizations responsible for intelligence and national defense activities. Growing demand for information technology support has increased TASC's government and commercial customer base, both in the United States and internationally.

     Primark acquired TASC in August 1991 as the information technology cornerstone of its planned information services business. Primark recognized that not only would the U.S. government have greater needs for information technology but also that TASC was capable of expanding its customer base to many other organizations. Technology developed by TASC under U.S. government contracts could be readily applied to create new products and services and to assist commercial organizations in improving internal performance as well as service to their own customers. For example, using internally developed imaging, database, communication and workstation technologies, TASC has leveraged its weather information subsidiary, WSI, into a leading market position.

     As Primark has acquired data content companies such as Datastream, Disclosure, I/B/E/S and Vestek, it has used TASC to assist these acquisitions in a variety of ways. TASC has participated in the development of technology platforms that are used to deliver data and software to Financial Information customers and, in one case, undertook turn-key development of a new product platform, Easystream. TASC has also played a vital role in planning and development of the internal computer systems architecture and world-wide communications networks used by Primark's Financial Information businesses.

     Finally, TASC has assisted the customers of the Financial Information businesses with their own internal information technology requirements, often involving the integration of data from Primark with internal databases and other third-party data. To accomplish these various objectives, personnel from TASC consult on a reimbursable basis for periods of up to one year or TASC enters into contracts with other companies within Primark.

     TASC maintains its leadership in information technology in two principal ways. First, TASC's core business involves the design and development of advanced systems that encompass various information technologies, including database development and access, software engineering, information system architecture design, simulation and modeling, signal processing and visual computing. While this work keeps TASC at the leading edge, TASC also receives research contracts sponsored by U.S. government agencies to develop these technologies further. In addition, TASC conducts its own internal research and development programs. Total TASC research spending has historically exceeded $30 million annually. TASC has built the information technology research area as an independent revenue source and uses the results of such research to continue to support other business areas of TASC and the Company.

     Second, TASC recruits top talent from leading universities, research laboratories and businesses, retaining these individuals by providing challenging work in a stimulating atmosphere. Of TASC's 2,465 employees as of March 31, 1996, approximately 86% were professional or technical personnel, the majority of which hold advanced degrees in engineering, computer science, mathematics, earth and environmental sciences, business or economics. TASC maintains 27 offices in the United States and abroad to provide its customers with ready access to its personnel. The recognized quality and professionalism of TASC's staff in providing unique information technology solutions to both governmental and commercial customers have contributed to TASC's record of 29 years of uninterrupted growth in revenues.

     For the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively, approximately 45%, 49%, 57% and 60% of Primark's consolidated historical revenues were derived from contracts that TASC holds with U.S. government agencies and from subcontracts with U.S. government prime contractors.

Government Business

     TASC's strategy with its U.S. government customers is to provide high value through the design, development and implementation of major systems that will enable these customers to perform their missions in a superior manner and at lower cost. Through the experience and qualifications of its personnel and its history of performing top quality work, TASC is able to command higher prices and margins than many competitors. However, TASC believes its solutions provide the lowest overall cost to customers since systems provided through TASC are typically completed within schedule and budget, and most importantly, combine state-of-the-art capabilities with reliable performance.

     In many cases, TASC assists its U.S. government customers with the determination of future requirements, assessments of technical feasibility, cost estimates and systems design. Work of this nature is often termed systems engineering, and involves mathematical modeling of complex systems development, risk assessment, cost-performance tradeoffs, engineering, management information systems development and decision support services.

     Once a system has been designed and approved for procurement, TASC frequently supports its customers in the development, testing and deployment of such systems. Work of this nature is called program management support. TASC participates in structuring requests for proposals and in evaluating responses. Once contractors have been selected, TASC supports its government customers in overseeing the performance of these contractors. In addition to continuing much of the systems engineering work described in the preceding paragraph, TASC performs configuration control, testing and independent validation and verification, along with maintaining the management systems used to monitor cost, schedule and performance. TASC has developed its own tools, models, software and methods to perform both systems engineering and program management support.

     In performing systems engineering and program management support work, TASC acts as an "extension" of the government organization management team, supporting them in their responsibilities to manage multiple contractors to create complex operational systems. TASC has tended to align itself with a wide variety of long-term classified government programs of significant national importance. TASC helps government managers in their oversight of these programs and in sustaining technological superiority by moving systems from one generation to the next.

     Systems engineering and program management support comprise the majority of TASC's work for the U.S. government, but TASC also builds and implements turn-key systems itself. This work, called specialized information system integration, is usually done by integrating commercial hardware and software programs with TASC-developed custom software.

     Due to its technology and management expertise, TASC is also called upon to provide analytical studies and evaluations of various technical, organizational and policy issues for U.S. government customers in areas of defense, intelligence, arms control, economic assessment, procurement and manufacturing. For use in manufacturing applications, TASC has developed unique analytical tools and databases to measure the cost and effectiveness of government incentive strategies and defense system warranties. For example, TASC authored the recent "Perry" study (named after Secretary of Defense Perry) on the cost of U.S. government regulations in the procurement process.

     TASC has successfully grown its U.S. government business revenues in the face of national security spending cutbacks through the company's emphasis on leading edge technology and its application to critical missions. As the U.S. government has shifted to using information technology to maintain an adequate defense posture with fewer resources, TASC has increased its emphasis on surveillance, command/control communications, simulation, "smart weapons" and the integration of tactical and strategic intelligence.

     The following are certain important characteristics of TASC's business with the U.S. government:

     Concentration. Approximately 89%, 87%, 88% and 89% of TASC's revenues for the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively, was derived from contracts held by TASC with U.S. government agencies and from subcontracts with U.S. government prime contractors. TASC's revenues from its three largest contracts with the U.S. government comprised approximately 24%, 23%, 26% and 32% of TASC's total revenue for the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively. No other single customer accounted for 10% or more of TASC's or Primark's consolidated revenues for these periods.

     Government Security Clearances. TASC is involved in a number of classified programs and its ability to maintain its current base of business and to grow in the future is based in part upon its ability to provide employees and facilities which meet rigorous U.S. government security requirements.

     Pricing. TASC's U.S. government business is performed under cost reimbursement, fixed price and fixed-rate time and materials ("T&M") contracts. Cost reimbursement contracts awarded to TASC include cost plus fixed fee and cost plus award fee contracts. Fees may either be fixed by the contract (cost plus fixed fee), or variable based on actual performance within specified limits for such factors as cost, quality and delivery schedule, and the customer's subjective evaluation of TASC's work (cost plus award fee). TASC is subject to regular audit with respect to costs incurred and charged to the government. For the year ended December 31, 1995, approximately 82% of TASC's revenue from U.S. government contracts was generated by cost reimbursement contracts; approximately $321 million and $215 million of TASC's backlog at December 31, 1995 and 1994, respectively, were associated with cost reimbursement contracts. See "-- Backlog."

     Under fixed price contracts, TASC agrees to perform certain work for a fixed price and, accordingly, realizes the benefit or detriment resulting from decreased or increased costs of performing the contract. Under a fixed-rate T&M contract, TASC has the responsibility to deliver professional services at a predetermined hourly rate; thus, the profitability of such contracts depends upon TASC's ability to deliver the specified services at costs below the rates received from the government. For the year ended December 31, 1995, approximately 18% of TASC's revenue from U.S. government contracts were fixed price or fixed rate T&M contracts; approximately $131 million and $73 million of TASC's backlog at December 31, 1995 and 1994, respectively, were associated with such contracts. See "-- Backlog."

     Annual Funding. The U.S. government programs in which TASC participates may extend for several years, but are normally contracted and funded on an annual basis. Government contracts generally are conditioned upon the continuing availability of Congressional appropriations. Congress usually appropriates funds on a fiscal year basis, even though contract performance may take several years. Consequently, at the outset of a major program, the contract is usually partially funded and additional monies are normally committed to the contract by the procuring agency only if and as appropriations are made by Congress for future fiscal years.

     Limitations imposed on spending by U.S. government agencies, which might result from efforts to reduce the Federal deficit or for other reasons, may limit the continued funding of TASC's existing contracts with the U.S. government and may limit the ability of TASC to obtain additional contracts. All contracts made with the U.S. government may be terminated by the U.S. government at any time, with or without cause. In addition, TASC's operations are subject to the usual risks inherent in contracting with the U.S. government on national security related programs such as national and global political, social and economic events that may affect U.S. national security programs. No assurance can be given that the current level of government spending for national security programs will continue, that the U.S. government will continue its commitment to programs in which TASC's products and services are applicable or that TASC will not be adversely affected by any decline in that spending or commitment by the U.S. government.

     TASC has rarely had a contract cancelled and has been working on most of its programs for many years; in some cases, this has encompassed the entire 29-year history of the company. However, one notable exception was TASC's contract with the BMDO, which was formerly called the Strategic Defense Initiative. TASC was one of the largest of three systems engineering and technical assistance contractors for this program, and held a contract to support the program for over six and one-half years, from April 1, 1988 to December 31, 1994. Revenues from this contract peaked in 1992, reaching $55.6 million. Due to changing government priorities, funding was reduced to $40.6 million in 1993 and $16.5 million in 1994. The contract was recompeted for 1995 and the number of prime contractors reduced from three to one. Although TASC was not selected for the contract, it continues to perform a modest amount of work for BMDO. Despite these funding cuts, TASC was able to grow its overall revenues in 1994, 1995 and in the first three months of 1996 by 5.6%, 10.9%, and 7.7%, respectively. During these same periods, TASC's non-BMDO revenues grew 16.0%, 16.6% and 9.5%, respectively.

     Backlog. TASC's backlog (anticipated revenues from the uncompleted portions of existing government contracts, including options to continue specific contracts beyond the current funding period) at March 31, 1996, December 31, 1995 and 1994 was approximately $513 million, $453 million and $288 million, respectively. The increase in 1995 is principally due to a very high "win" rate of competitively bid contracts, together with a sustained level of sole-source negotiated awards. Approximately $247 million of the 1995 backlog and $263 million of the March 31, 1996 backlog represent revenues expected to be realized beyond a 12 month period. TASC's backlog is subject to seasonal fluctuations as a result of multi-year contracts and annual renewals of other contracts throughout the year. Substantially all of TASC's contracts reflected in the backlog are subject to termination at the convenience of the customer.

Commercial Business

     While the U.S. government's need for information technology remains a stable source of growth, the principal growth strategy for TASC is to leverage information technology developed under government contracts into new higher margin commercial markets. Most importantly, TASC has used its satellite imaging, communications, database and workstation technologies as the foundation for the weather information business of its subsidiary, WSI.

     WSI provides its clients with timely and accurate weather information services on a 24 hour basis. WSI, through the application of information technology supplied by TASC, has developed automated satellite ground stations to receive information from meteorological satellites which are used to create a variety of information products, including weather satellite images commonly seen on commercial television. An information system has been built to use this information from meteorological satellites, together with inputs from the U.S. national network of weather radar and worldwide observations of weather conditions supplied through the World Meteorological Organization. This data, along with forecasts and warnings provided by the U.S. National Weather Service, is used as the basis for specialized information services which are provided to users of real-time weather information including news media organizations, the aviation industry, agri-businesses, and energy utilities. TASC also provides weather information services throughout Europe through its two weather related United Kingdom subsidiaries, The Weather Department, Ltd., and The Computer Department, Ltd.

     TASC is entering a number of new commercial markets on a worldwide basis, using information technology developed under U.S. government contracts. Document management is a fast-growing market as more businesses move to the "paperless office" to organize their data, speed information retrieval and reduce storage costs. Using proprietary data compression and COLD (computer output to laser disk) software, TASC has designed and built document management systems for financial services and health care firms, as well as for state government agencies. TASC's geographic information systems software, sensor technology and hyperspectral analysis capabilities have positioned it to perform environmental analysis, surveillance and monitoring for business and government, both within the United States and in foreign countries. Aviation systems engineering and development has been an active growth area for TASC, with contracts completed or in process for several airlines, air cargo carriers, the Eurocontrol air traffic system, the Federal Aviation Administration and the governments of the United Kingdom and Poland. TASC's extensive capabilities in the collection, storage, retrieval and dissemination of imagery data have positioned it well to serve the technology needs of the entertainment, cable and telephone companies entering the interactive multi-media field. Additionally, TASC's communications engineers have assisted major oil companies and financial institutions with network design and are providing support to Motorola in the development of the Iridium personal communications system.

MARKETING

     TASC's marketing activities are conducted principally by its senior management and by its professional staff of engineers, scientists and analysts. TASC's marketing approach for both U.S. government and commercial organizations begins with the development and organization of information concerning both present and future requirements of potential customers. TASC believes that its marketing approach enables it to anticipate the technical and other needs of its customers, and allows it to develop proposals which satisfy customers' requirements. TASC places significant emphasis on the importance of client satisfaction and development of repeat business.

     TASC prepares a number of proposals in response to U.S. government Requests for Proposals ("RFPs"). The bidding on RFPs is often highly competitive and preparing bids is an expensive and time consuming process requiring significant allocation of highly qualified TASC personnel. If TASC's proposal for a contract is accepted, TASC and its customer will negotiate and enter into a contract with agreed upon price, terms and conditions. In addition, TASC often submits unsolicited proposals to various U.S. government agencies which often lead to contract awards on a negotiated basis. Approximately 32% of TASC's 1995 contracts resulted from the competitive RFP process.

     For commercial markets, TASC utilizes direct sales personnel, mailings, trade journal advertising and trade shows to distribute information on the products and services offered. The marketing of larger, customized systems often uses techniques similar to those employed for the U.S. government, involving professional personnel, the submission of unsolicited proposals and the response to commercially prepared RFPs.

COMPETITION

     Most of the business areas in which TASC is involved are competitive and require highly skilled and experienced technical personnel. TASC believes that the skills and experience of its technical personnel are critical to maintaining its competitive position. Many of these business areas also require high levels of U.S. government security clearances, as previously discussed. TASC competes with many companies in the business areas in which it is engaged, some of which have greater resources than TASC, and there can be no assurance that TASC will compete successfully in the future.

     Many of TASC's contracts are acquired as a result of competitive bidding, only a portion of which may result in the award of contracts. TASC believes that its success in the competitive bidding process depends on a variety of factors, including the technical content of the contract proposal, performance on previous contracts, reputation, experience and price.

OTHER SEGMENTS

TRANSPORTATION SERVICES

     Triad International Maintenance Corporation ("TIMCO") was formed by the Company in 1989 to operate a newly constructed heavy aircraft maintenance facility located at the Piedmont Triad International Airport in Greensboro, North Carolina. TIMCO opened for business in October 1990. The company provides major aircraft maintenance services such as scheduled maintenance checks, modifications, overhauls and repair work on transport category aircraft. TIMCO holds a Class IV Repair Station Certificate issued by the Federal Aviation Administration which enables TIMCO to work on all aircraft types. TIMCO has also been classified as a Designated Alteration Station by the FAA, allowing the company to approve major modifications to aircraft normally reserved for the FAA.

     TIMCO's services are offered to the industry at large but, in particular, to operators and owners of aircraft who do not have maintenance facilities of their own, or whose facilities are unable to accommodate an increasing workload. Emphasis has been and will continue to be placed on air cargo carrier customers which have limited facilities to accomplish their required work. In addition, TIMCO targets both aircraft involved in sale or lease transactions and passenger airlines without adequate maintenance facilities as potential sources of business.

     TIMCO currently has six major customers, ABX Air, Inc. (also known as "Airborne Express"), Emery Worldwide Airlines, Continental Airlines, Northwest Airlines, General Electric Capital Aviation Services and United Parcel Service. The first three of these customers generated over 1,096,000 man-hours of TIMCO's 1,519,000 total man-hours in 1995. Loss of any of the above customers contracts, or any future contracts with major customers, could have a material adverse effect on TIMCO. As of December 31, 1995, TIMCO had approximately 1,082,000 man-hours worth of business contracted for 1996.

     The industry in which TIMCO operates is highly competitive. Space availability, price, quality, trained personnel, on-time delivery and accountability are the key competitive factors in the heavy aircraft maintenance industry. These factors, with respect to TIMCO's performance, will determine its future success in the industry.

FINANCIAL SERVICES

     Primark Storage Leasing Corporation ("PSLC") owns and leases eight underground natural gas storage fields and related facilities located in Michigan to ANR Pipeline Company. PSLC is also involved in the exploration and development of mineral resources underneath the storage fields through various farm out agreements with exploration companies.

     Lease revenue accounted for 95%, 93% and 94% of PSLC's total revenues for the years ended December 31, 1995, 1994, and 1993, respectively. PSLC's storage fields and facilities are leased under non-cancelable agreements that expire in 2003, and provide for two renewal options of five years each, which could extend the lease term to 2013. Lease payments are calculated on a net plant base that was approximately $27.4 million at December 31, 1995. The depreciation of this plant base results in a corresponding reduction in the lease payments.

                               LEGAL PROCEEDINGS

     Bradley v. Gelb et al. On June 24, 1994, a jury in a civil case in the Massachusetts Superior Court (the "Court") returned an unfavorable verdict against the two founders of TASC, and against TASC itself. The suit was brought by a former employee regarding a TASC stock transaction which took place in 1976, prior to the Company's acquisition of TASC in 1991. On June 28, 1994, the Court ordered that judgment be entered on the verdict requiring the two founders (but not TASC itself) to disgorge $19,800,000. Such amount accrues post-judgment interest at a statutory rate. As an alternative course of action, the plaintiff may pursue the two founders and TASC, jointly and severally, for $48,600. Based on the adjudication, the Company has denied requests of the two founders for indemnification. Certain post-verdict motions (including a motion for judgment notwithstanding the verdict, and in the alternative, a motion for a new trial) are pending. While the outcome of these motions cannot be predicted with certainty, the Company believes it will not be required to pay any portion of this judgment.

     The Company and its subsidiaries are involved in routine litigation and administrative proceedings incident to the normal course of their business. Management cannot predict the final disposition of such litigation and proceedings but, in any event, the outcome of any such litigation or proceedings would not have a material adverse effect on the financial condition or results of operations of the Company.

                                   MANAGEMENT

        The following sets forth certain information regarding the directors and executive officers of the Company, provided as of March 31, 1996.

            NAME                               AGE                 POSITION
            ----                               ---                 --------
    Joseph E. Kasputys.......................  59    Chairman of the Board of Directors,
                                                     President and Chief Executive Officer

    John C. Holt.............................  55    Director, Executive Vice President of
                                                     the Company, President and Chief
                                                     Executive Officer of TASC

    Stephen H. Curran........................  48    Senior Vice President and Chief
                                                     Financial Officer

    Michael R. Kargula.......................  48    Senior Vice President, General
                                                     Counsel and Secretary

    Patrick G. Richmond......................  45    Vice President of Corporate
                                                     Development

    William J. Swift, III....................  43    Vice President and Tax Counsel

    Kevin J. Bradley.........................  67    Director

    Steven Lazarus...........................  64    Director

    Patricia G. McGinnis.....................  48    Director

    Robert W. Stewart........................  71    Director

    Constance K. Weaver......................  43    Director

DIRECTORS

     JOSEPH E. KASPUTYS has served as Chairman, President and Chief Executive Officer of the Company since May 1988. From June 1987 until May 1988, he served as President and Chief Operating Officer of the Company. Prior to joining the Company in June 1987, he was Executive Vice President of McGraw-Hill, Inc., a publishing and information services company. Prior to joining McGraw-Hill, Inc. in 1985, he was President and Chief Executive Officer of Data Resources, Inc., an economic forecasting and consulting firm. Mr. Kasputys has been a director of the Company since 1987. He is a member of the Finance and Nominating Committees of the Board. Mr. Kasputys is also a director of Lifeline Systems, Inc.

     JOHN C. HOLT is the President and Chief Executive Officer of TASC and Executive Vice President of the Company. From 1982 until January 1994, Mr. Holt held the position of Executive Vice President of The Dun & Bradstreet Corporation ("D&B"), an information services company, and served as a director of that company from 1985 until 1994. In addition, Mr. Holt is the former Chairman, President and Chief Executive Officer of the A.C. Nielsen Company, a marketing information company and an affiliate of D&B. Mr. Holt has been a director of the Company since 1985. He is a member of the Nominating Committee of the Board.

     KEVIN J. BRADLEY is the Chairman of Corporate Investment Associates, Inc., an investment management firm specializing in non-conventional investments for corporate investors. From November 1985 until October 31, 1990, he was a Limited Partner of Weiss Asset Management Limited Partnership, an investment management firm. From 1977 through November 1985 he served as Chairman and Chief Executive Officer of the Travelers Investment Management Company, a subsidiary of The Travelers Corporation (a financial services company). Mr. Bradley has been a director of the Company since 1981. He is Chairman of the Compensation Committee and a member of the Audit Committee of the Board.

     STEVEN LAZARUS is Managing Director of the ARCH Venture Partners L.P., a venture partnership investing in companies in the early stage of development, and has held that position since July 1994. From 1986 to 1994, he was President and Chief Executive Officer of Argonne National Laboratory/The University of Chicago Development Corporation ("ARCH"), which transforms scientific discoveries into viable high technology products and services. Prior to joining ARCH in October 1986, he was a Group Vice President at Baxter Travenol Laboratories, Inc., a manufacturer and distributor of hospital supplies and related medical equipment. Mr. Lazarus has been a director of the Company since 1987. He is Chairman of the Nominating

Committee and a member of the Compensation Committee and the Audit Committee of the Board. Mr. Lazarus is also a director of Amgen Inc., and Illinois Superconductor Corporation.

     PATRICIA G. MCGINNIS is the President and Chief Executive Officer of the Council for Excellence in Government, a national membership organization of private sector leaders who have served as senior officials in government. From 1982 until May 1994, she was a principal at the public affairs consulting firm of Winner/Wagner & Francis (formerly the FMR Group). Previously, she served in various senior policy positions in the federal government including the Office of the Vice President, the Department of Health and Human Services, the Department of Commerce, the Office of Management and Budget and the Senate Budget Committee. Ms. McGinnis was elected to the Board on May 22, 1995 and is a member of the Compensation Committee of the Board.

     ROBERT W. STEWART served as Chairman and Chief Executive Officer of the Company from January 1982 until May 1988, and as President of the Company from January 1982 until June 1987. Mr. Stewart has been a director of the Company since 1981. He is Chairman of the Finance Committee and a member of the Nominating Committee of the Board.

     CONSTANCE K. WEAVER is Senior Director, Investor Relations of Microsoft Corporation. From June 1993 through May 1995 she held the position of Vice President, Investor Relations of MCI Communications Corporation, a telecommunications company. From June 1991 until June 1993 and from January 1990 until May 1991, she held the position of Director, Investor Relations and Director, Corporate Communications, respectively, of that company. From 1988 until January 1990, she was the Executive Director, Business Week Executive Programs and Services Department for McGraw-Hill, Inc. Ms. Weaver was appointed to the Board on February 28, 1994. She is Chairwoman of the Audit Committee and a member of the Finance Committee of the Board.

EXECUTIVE OFFICERS

     STEPHEN H. CURRAN has served as Senior Vice President and Chief Financial Officer of the Company since May 1988.

     MICHAEL R. KARGULA has served as Senior Vice President, General Counsel and Secretary of the Company since May 1988.

     PATRICK G. RICHMOND has served as Vice President of Corporate Development of the Company since May 1989.

     WILLIAM J. SWIFT, III has served as Vice President and Tax Counsel of the Company since May 1988.

                              SELLING SHAREHOLDER

     The Selling Shareholder may be deemed an affiliate of the Company. The Selling Shareholder acquired 1,164,276 shares of the Common Stock of Primark on May 2, 1996 when it converted all of the outstanding shares of Primark's Series A Cumulative Convertible Preferred Stock. Pursuant to the terms of a Registration Rights Agreement between the Company and the Selling Shareholder dated as of August 8, 1991, the Company has agreed to provide the PSSOP registration rights with respect to such shares. Mr. R. Evan Hineman, Executive Vice President of TASC, Mr. Stephen L. Landry, Vice President of TASC, and Mr. John W. Putney, Chief Financial Officer of TASC, are trustees of the PSSOP. Upon completion of the Offering, the PSSOP will hold 250,000 shares of Primark Common Stock and continue to have registration rights.

     The following table sets forth information with respect to the beneficial ownership of Common Stock by each of the Trustees as of April 30, 1996.

                                                                           SHARES
                                                                         BENEFICIALLY
NAME                                                                       OWNED*
- ----                                                                     ------------
R. E. Hineman.........................................................     40,659
S. L. Landry..........................................................      4,153
J. W. Putney..........................................................     21,736

- ---------------

* Includes 40,072, 4,153, and 21,150 shares of Primark Common Stock subject to stock options exercisable within 60 days of April 30, 1996, held by Messrs. Hineman, Landry and Putney, respectively.

                                  UNDERWRITING

     PaineWebber Incorporated (the "Underwriter") has agreed, subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Shareholder and PaineWebber Incorporated (the "Underwriting Agreement"), to purchase from the Selling Shareholder, and the Selling Shareholder has agreed to sell to the Underwriter, 914,276 shares of Common Stock.

     The Company and the Selling Shareholder have been advised by the Underwriter that it proposes to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus. The public offering price and other selling terms may be changed by the Underwriter.

     The Company has agreed to indemnify the Underwriter and any person who controls the Underwriter against certain liabilities, including certain liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby and certain legal matters relating to the Offering will be passed upon for the Company and the Selling Shareholder by Michael R. Kargula, General Counsel of the Company. As of May 20, 1996, Mr. Kargula beneficially owned 400,230 shares of Common Stock. Certain legal matters relating to the Offering will be passed upon for the Underwriter by McDermott, Will & Emery, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The combined financial statements of Disclosure and its affiliated companies as of December 31, 1994, 1993, 1992 and 1991 and for each of the four years in the period ended December 31, 1994 incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K dated July 3, 1995 as amended by Amendment No. 1 on Form 8-K/A dated September 11, 1995, Amendment No. 2 on Form 8-K/A dated October 26, 1995 and Amendment No. 3 on Form 8-K/A dated November 28, 1995 have been audited by Leslie Sufrin and Company, P.C., independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

================================================================================

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.



                            ------------------------





                               TABLE OF CONTENTS

                                             PAGE
                                             ----
Available Information......................    2
Incorporation of Certain Documents
  by Reference.............................    2
Prospectus Summary.........................    3
Risk Factors...............................    8
Use of Proceeds............................    9
Price Range of Common Stock................    9
Dividend Policy............................    9
Capitalization.............................   10
Selected Consolidated Historical and Pro
  Forma Financial and Operating Data.......   11
Unaudited Pro Forma Consolidated
  Financial Information....................   13
Business...................................   17
Legal Proceedings..........................   29
Management.................................   30
Selling Shareholder........................   32
Underwriting...............................   32
Legal Matters..............................   32
Experts....................................   32

================================================================================



                                 914,276 SHARES


                                    PRIMARK


                                  COMMON STOCK




                             ----------------------
                                   PROSPECTUS
                             ----------------------




                            PAINEWEBBER INCORPORATED





                            ------------------------




================================================================================

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

    Securities and Exchange Commission registration fee.......................  $ 11,822
    Printing Expenses.........................................................    40,000
    Accounting Fees...........................................................    25,000
    National Association of Securities Dealers fees...........................    17,500
    Blue Sky Qualifications and Expenses (including counsel fees).............    15,000
    New York Stock Exchange fees..............................................     3,200
    Pacific Stock Exchange fees...............................................     2,286
    Transfer Agent and Registrar fees.........................................     4,000
    Miscellaneous.............................................................    81,192
                                                                                --------
              Total...........................................................  $200,000
                                                                                ========

- ---------------
* All amounts except registration fee are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") contain detailed provisions concerning the indemnification of directors, officers, employees, and agents against judgments, penalties, fines and amounts paid in settlement of litigation that they may incur in their capacity as such. Sections 561 through 571 of the MBCA, which are filed as Exhibit 99.1 to this Registration Statement, are incorporated herein by reference.

     Article VIII of the Articles of Incorporation of the Registrant provides that the Registrant shall indemnify any person who is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit, or proceeding to the full extent provided by the MBCA from time to time in effect.

     Section 6.1 of the By-laws of the Registrant provides that the Registrant shall indemnify its officers, directors, employees, agents and other persons to the fullest extent to which corporations are empowered to indemnify such persons at law.

     Article IX of the Articles of Incorporation of the Registrant provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) for a violation of Section 551(1) of the MBCA or (iv) for any transaction from which the director derived any improper personal benefit.

     The Company maintains a director's and officer's liability insurance policy that covers its directors and officers for certain claims and actions incurred in the course of their duties, including, under certain circumstances, alleged violations of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS

    EXHIBIT
      NO.                                           DESCRIPTION
    -------                                         -----------
      1.1      -- Form of Underwriting Agreement.*

      4.1      -- Articles of Incorporation of the Registrant (incorporated by reference to
                  Exhibit 3.1 to the Registrant's Registration Statement No. 2-74688); Amendment
                  to the Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant's 1985 Form 10-K, SEC File No. 00108260); Amendment dated
                  August 8, 1991 (incorporated by reference to Exhibit 3(a) to the Registrant's
                  Form 8-K dated August 9, 1991); Amendment dated May 27, 1992 (incorporated by reference to Exhibit 3.1 to the Registrant's June 30, 1992 Form 10-Q, SEC File
                  No. 00108260).

      4.2      -- By-laws of the Registrant, as amended (incorporated by reference to the
                  Registrant's September 30, 1990 Form 10-Q, SEC File No. 00108260).

      4.3      -- Rights Agreement, dated January 12, 1988, between the Registrant and Bankers
                  Trust Company, which includes, as Exhibit A thereto, the Rights Certificate and, as Exhibit B thereto, the Summary of Rights to Purchase Common Stock
                  (incorporated by reference to Exhibit 28.1 to the Registrant's Form 8-K dated
                  January 14, 1988, SEC File No. 00108260); Certified copy of resolution amending the Registrant's Rights Agreement (incorporated by reference to
                  Exhibit 28.4 to the Registrant's Form 8-K dated July 13, 1988, SEC File No.
                  00108260); Amendment to Rights Agreement, dated April 9, 1990 (incorporated by reference to Exhibit 28.1 to the Registrant's Form 8-K dated April 12, 1990,
                  SEC File No. 00108260); Letter, dated May 10, 1990, regarding appointment of
                  Bank of America as new Rights Agent under the Rights Agreement, as amended
                  (incorporated by reference to Exhibit 28.1 to the Registrant's 1990 Form 10-K,
                  SEC File No. 00108260); Amendment to Rights Agreement, dated May 31, 1992, between the Registrant and Bank of America National Trust and Savings
                  Association, as Rights Agent (incorporated by reference to Exhibit 28.1 to the
                  Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260); Letter dated
                  July 31, 1992 regarding appointment of The First National Bank of Boston as new Rights Agent (incorporated by reference to Exhibit 28.2 to the
                  Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260).

      5.1      -- Opinion of Michael R. Kargula, General Counsel of the Company, regarding the legality of the shares of Common Stock being offered hereby.*

     23.1      -- Consent of Deloitte & Touche LLP.

     23.2      -- Consent of Leslie Sufrin & Company, P.C.

     23.3      -- Consent of Michael R. Kargula, General Counsel of the Company (included in
                  Exhibit 5.1).*

     24.1      -- Powers of Attorney.

     99.1      -- Sections 561 through 571 of the Michigan Business Corporation Act.

- ---------------

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

     (a)  The undersigned Registrant hereby undertakes:

          (1) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on May 29, 1996.

                                          PRIMARK CORPORATION

                                          By: /S/  STEPHEN H. CURRAN

                                            ------------------------------------

                                            STEPHEN H. CURRAN
                                            SENIOR VICE PRESIDENT AND
                                            CHIEF FINANCIAL OFFICER


        Pursuant to the requirements of the Securities Act of 1933, this Registration
Statement has been signed below by the following persons in the capacities and on the date indicated.

               SIGNATURE                                 TITLE                       DATE
               ---------                                 -----                       ----

                   *                      Chairman, President and Chief           May 20, 1996
- ----------------------------------------  Executive Officer
           Joseph E. Kasputys             (Principal Executive Officer)

         /S/  STEPHEN H. CURRAN           Senior Vice President and Chief         May 20, 1996
- ----------------------------------------  Financial Officer
           Stephen H. Curran              (Principal Accounting and Financial
                                          Officer)

                   *                      Director                                May 21, 1996
- ----------------------------------------
           Robert W. Stewart

                   *                      Director                                May 20, 1996
- ----------------------------------------
            Kevin J. Bradley

                   *                      Executive Vice President and            May 20, 1996
- ----------------------------------------  Director
              John C. Holt

                   *                      Director                                May 22, 1996
- ----------------------------------------
             Steven Lazarus

                   *                      Director                                May 22, 1996
- ----------------------------------------
          Patricia G. McGinnis

                   *                      Director                                May 21, 1996
- ----------------------------------------
          Constance K. Weaver

*By:      /S/  STEPHEN H. CURRAN
- ----------------------------------------
           Stephen H. Curran
            Attorney-in-Fact

                                          EXHIBIT INDEX

                                                                                      SEQUENTIALLY
EXHIBIT                                                                                 NUMBERED
  NO.                                      DESCRIPTION                                    PAGE
- -------                                    -----------                                ------------
  1.1      --  Form of U.S. Underwriting Agreement.*

  4.1      --  Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration
               Statement No. 2-74688); Amendment to the Articles of Incorporation
               (incorporated by reference to Exhibit 3.1 to the Registrant's 1985
               Form 10-K, SEC File No. 00108260); Amendment dated August 8, 1991
               (incorporated by reference to Exhibit 3(a) to the Registrant's
               Form 8-K dated August 9, 1991, SEC File No. 00108260); Amendment dated May 27, 1992 (incorporated by reference to Exhibit 3.1 to the Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260).

  4.2      --  By-laws of the Registrant, as amended (incorporated by reference to the Registrant's September 30, 1990 Form 10-Q, SEC File No.
               00108260).

  4.3      --  Rights Agreement, dated January 12, 1988, between the Registrant and Bankers Trust Company, which includes, as Exhibit A thereto, the Rights Certificate and, as Exhibit B thereto, the Summary of Rights to Purchase Common Stock (incorporated by reference to
               Exhibit 28.1 to the Registrant's Form 8-K dated January 14, 1988,
               SEC File No. 00108260); Certified copy of resolution amending the Registrant's Rights Agreement (incorporated by reference to
               Exhibit 28.4 to the Registrant's Form 8-K dated July 13, 1988, SEC
               File No. 00108260); Amendment to Rights Agreement, dated April 9,
               1990 (incorporated by reference to Exhibit 28.1 to the Registrant's Form 8-K dated April 12, 1990, SEC File No.
               00108260); Letter, dated May 10, 1990, regarding appointment of
               Bank of America as new Rights Agent under the Rights Agreement, as amended (incorporated by reference to Exhibit 28.1 to the Registrant's 1990 Form 10-K, SEC File No. 00108260); Amendment to
               Rights Agreement, dated May 31, 1992, between the Registrant and
               Bank of America National Trust and Savings Association, as Rights
               Agent (incorporated by reference to Exhibit 28.1 to the Registrant's June 30, 1992 Form 10-Q, SEC File No. 00108260);
               Letter dated July 31, 1992 regarding appointment of The First
               National Bank of Boston as new Rights Agent (incorporated by reference to Exhibit 28.2 to the Registrant's June 30, 1992 Form
               10-Q, SEC File No. 00108260).

  5.1      --  Opinion of Michael R. Kargula, General Counsel of the Company,
               regarding the legality of the shares of Common Stock being offered hereby.*

 23.1      --  Consent of Deloitte & Touche LLP.

 23.2      --  Consent of Leslie Sufrin & Company, P.C.

 23.3      --  Consent of Michael R. Kargula, General Counsel of the Company
               (included in Exhibit 5.1).*

 24.1      --  Powers of Attorney.

 99.1      --  Sections 561 through 571 of the Michigan Business Corporation Act.

- ---------------

* To be filed by amendment.
